October 11, 2019

Via E-mail
Jeffrey C. Selman, Esq.
Crowell & Moring LLP
3 Embarcadero Center, 26th Floor
San Francisco, California 9411

        Re:     GigCapital, Inc.
                Schedule TO-I
                Filed October 8, 2019
                File No. 005-90222

Dear Mr. Selman:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

1. Please explain the basis upon which you have concluded that the tender offer will not have a going private effect. Please see Exchange Act Rule
13e-3(a)(3)(ii)(A).

Section 6. Conditions of the Offer, page 15

     2. Disclosure on page 15 indicates that the offer is conditioned upon the closing of the
        Business Combination. However, disclosure on the cover page of the Offer to Purchase indicates that the issuer "intend[s] to extend the Offer to ensure that the Expiration Date of the Offer occurs one minute past 11:59 P.M., New York City time, on the day before the special meeting of the Company's stockholders to approve the Business
        Combination." Please reconcile, recognizing that all conditions of the offer, other than
 Jeffrey C. Selman, Esq.
Crowell & Moring LLP
October 11, 2019
Page 2


       the receipt of governmental approvals, must be satisfied or waived before the expiration of the Offer.

                                           *   *    *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                           Sincerely,

                                                           /s/ Perry Hindin

                                                           Perry Hindin
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions